SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 14, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

BRASIL TELECOM RELEASES ITS 3Q03 PREVIEW

Brasília, Brasil, October 14, 2003 - BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) releases its consolidated results preview for the third quarter of 2003 (3Q03), non-audited.

Operating Performance

Brasil Telecom kept the focus on optimizing the investments made in its network and, despite the economy slowdown observed throughout 2003, achieved a 91.9% utilization rate in the 3Q03, 0.5 p.p. above the registered in the 2Q03.

Plant	2Q03	3Q03	Δ

Lines Installed	10,65	10,67	0.2
Lines in Service	9,74	9,80	0.7
Public Phones	297	297	-
Utilization	91.4	91.9	0.5
ADSL Accesses in Service	195	238	22.4

In the 3Q03, local traffic increased by 4.7% in comparison to the previous quarter, while the domestic long distance and fixed-to-mobile traffics dropped 2.0% and 7.5%, respectively.

Productivity Ratio

Brasil Telecom S.A. ended the 3Q03 with 5,272 employees, as a consequence of 117 admissions and 246 dismissals in the period. Furthermore, considering the consolidation of iBest, 90 employees were added to the Company payroll. As a consequence, the productivity ratio reached 1,861 LIS/Employee, 1.5% higher than the 1,834 figure registered in the 2Q03.

Third Parties Contracts Adjustments

Brasil Telecom’ strategy is to concentrate the readjustments of subcontracted services contracts in the 3Q03, following the tariff readjustment for the telecommunication sector usually authorized in the period.

In the 3Q03, operating costs and expenses were affected by adjustments of bills and phone lists printing contracts, and additionally by the increase in advertisement expenses given the implementation of CSC 14 in the long distance calls originated in a cell phone.

CAPEX

In the 9M03, the consolidated CAPEX in fixed telephony totaled R$1,028.2 million, equivalent to 74.3% of the one budgeted for 2003. During the quarter, R$335.7 million were invested, against R$312.6 million in the previous quarter, excluding R$295.4 million related to iBest and Globenet acquisitions.

Indebtedness

The R$60 million drop of total debt combined with the R$164 million increase of cash position throughout 3Q03 allowed a 5.7% reduction of net consolidated debt in comparison to the registered in 2Q03. The accumulated average cost of debt is 13.8% or 76.2% of the Domestic Interbank Rate (CDI) in the 9M03, which is equivalent to 18.75% p.a.

On September 30, 2003, Brasil Telecom had hedge agreements with notional equivalents to 51.8% of the dollar-denominated debt, which totaled R$241.8 million, not included the hedge adjustment.

Debt (R$ Million)	6/30/2003	9/30/2003	Δ

Short Term	1,239.1	1,673.4	35.0%
In R$	1,156.2	1,581.9	36.8%
In US$	82.9	91.5	10.3%
Long Term	3,618.1	3,124.7	-13.6%
In R$	3,409.2	2,928.9	-14.1%
In US$	208.9	195.8	-6.3%
Total Debt	4,857.2	4,798.1	-1.2%
(-) Cash	974.9	1,138.4	16.8%
Net Debt	3,882.3	3,659.8	-5.7%
(-) Inter Company with BRP	1,523.6	1,379.6	-9.5%
Net Debt Ex-Inter Company with BRP	2,358.7	2,280.2	-3.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer